UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Landa App 3 LLC
(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street, New York, NY 10010
(Full mailing address of principal executive offices)

(646) 905-0931
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The series-level combined supplemental information is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual series. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on August 28, 2024.

Overview

Landa App 3 LLC is a Delaware series limited liability company. Landa App 3 LLC was formed for the purpose of creating one or more series (a “Series”) and offering membership interests (“Shares”) in such Series and may form new Series from time to time. Each Series will be governed by the Master Agreement and the Series Designation for such Series. Landa App 3 LLC and the Series are referred to as the “Company,” “we”, “us,” or “our” in this Semi Annual Report.

The purpose of the Series is to acquire, hold and manage multifamily rental properties (each a “Property”) and offer a unique investment opportunity for eligible investors to benefit from the performance of such Properties. The Series’ primary investment objective is to acquire desirable Properties that provide attractive, risk adjusted, returns. We intend to acquire Properties located in “metropolitan statistical areas” that provide economic growth and strong rental demand. Our objective is to manage each of the Properties in an effort to maximize net rental income and the amount of cash flow that is distributed to the holders of the Shares of the applicable Series. To that end, we will target Properties that we believe are in a stable condition as we determine through due diligence during the acquisition process. We will seek to acquire Properties that we believe will provide monthly net income distributions to investors, without holding periods, and without charging asset management fees. Real estate acquisitions will be on an opportunistic basis. However, there is no assurance that our management or acquisition objectives will be realized. We expect that the Company’s, and each Series’, sole source of income will be from rental income and any profits on the appreciation of any Property, if there is a disposition of the Property.

Each Series acquired its underlying Property from Landa Properties, LLC (“Landa Properties”), which were financed initially through promissory notes issued to Landa Holdings, Inc. (the “Manager”). Shares of each Series are offered and sold through the Landa mobile application which is available on iOS and Android devices (the “Landa Mobile App”) and the Landa website (www.landa.app) (collectively, the “Landa Platform”). See the Offering Circular under the headings “Description of the Properties” and “Use of Proceeds”, which can be found here and here, respectively, and are incorporated herein by reference, for a description of each of the Properties and information about their acquisition and financing.

We are a development-stage company, as we are devoting substantially all our efforts to establishing and maintaining our business and planned principal operations. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager, and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including, but not limited to, the Manager’s ability to:

*	operate, lease and maintain the Properties in a profitable manner;

*	market the Landa Platform and our offerings in individual Series and attract investors to the Landa Platform;

*	continue to develop the Landa Platform and provide the information and technology infrastructure to support the issuance of interests; and

*	continue to build our existing infrastructure to manage the Properties at a decreasing marginal cost per Property.

Offering Results

As of June 30, 2024, the Company is offering up to total of $75,000,000 in the shares of its Series during the rolling twelve-month period under Regulation A (the “Offering”), which represent limited liability company interests in the Series of the Company (“Shares”), pursuant to its most recent Offering Circular. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2024, we have raised total gross offering proceeds of approximately $7,435,800 from settled subscriptions. The Company does not currently intend to list the Shares for trading on a stock exchange or other trading market. However, the Company has adopted a redemption plan pursuant to which the Company may repurchase Shares from the holders of the outstanding Shares (each, a “Shareholder” and, collectively, the “Shareholders”). Please see section “Description of Shares – Redemption Plan” in the Offering Circular duly filed with the SEC on August 15, 2024 here

We expect to offer shares in our Offering until we raise the maximum amount permitted based on the maximum number of shares of Series we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time.

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

The Series declared distributions for the six months period ended Jun 30, 2024:

	Six months ended June 30,
Series	2024	2023
Landa Series 24 Ditmars Street	$13,929	$49,622
Landa Series 132 Cornelia Street	15,805	44,132
Landa Series 368 Irwin Street NE	1,791	27,363
Landa Series 996 Greenwood Avenue NE	1,570	2,289
Landa Series 1363 Hancock Street	12,972	57,863
Landa Series 6696 Mableton Parkway SE	6,945	12,433
Total Distributions	$53,012	$193,702

Series with Qualified Shares as of June 30, 2024

Shares in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended, as of June 27, 2023. For more information about each Series, please see the “Master Series Table” under “Series Offerings” of our Offering Circular, which can be found here and is incorporated herein by reference and the section entitled “Recent Developments” of this Semiannual Report.

Series(1)	Property
Landa App 3 LLC - 6696 Mableton Parkway SE, Mableton, GA 30126 LLC(2)	6696 Mableton Parkway SE, Mableton, GA 30126
Landa App 3 LLC - 996 Greenwood Ave NE, Atlanta, GA 30306 LLC(2)	996 Greenwood Ave NE, Atlanta, GA 30306
Landa App 3 LLC - 24 Ditmars Street, Brooklyn, NY 11221 LLC(2)	24 Ditmars Street, Brooklyn, NY 11221
Landa App 3 LLC - 1363 Hancock Street, Brooklyn, NY 11211 LLC (3)	1363 Hancock Street, Brooklyn, NY 11211
Landa App 3 LLC - 132 Cornelia Street, Brooklyn, NY 11221 LLC (3)	132 Cornelia Street, Brooklyn, NY 11221
Landa App 3 LLC - 368 Irwin Street NE, Atlanta, GA 30312 LLC(3)	368 Irwin Street NE, Atlanta, GA 30312

(1) Each Series herein is also referred to below in shortened form as “Landa Series” followed by its street address only.

(2) The series was organized on January 7, 2022.

(3) The series was organized on May 16,2022.

Each Series acquired title to its underlying Property from Landa Properties LLC (“Landa Properties”) in July 2022.

The Company, through each Series, commenced operations on June 24, 2022 (“Inception”).

Recent Developments

The tables below provide information with respect to recent developments of the Series following the date of this report, including dividend payments, lease renewals, vacancies and defaults. These recent developments are incorporated by reference to their respective hyperlinked Form 1-U filed by the Company and incorporated herein by reference.

Form 1-U	Subject
Filing Date and hyperlink	Leasing Status	Distributions	Other
01/09/2024		X
03/04/2024		X
04/26/2024			Change in Transfer Agent
05/13/2024		X
06/11/2024		X
06/24/2024			Mortgage
07/05/2024		X
07/05/2024			Mortgage
08/14/2024		X
08/15/2024			Mortgage
09/05/2024	X
09/17/2024		X

Market Outlook—Real Estate Finance Markets

While the ongoing impact of interest rate hikes has created uncertainty about the overall stability of the economic and financial market, we remain encouraged by the fundamentals of the residential housing market and believe there will be an increased demand for single-family rentals. As we look ahead the next three years, we believe improving fundamentals, transactions, and residential real estate lending activities will continue to strengthen in core United States metro markets. We also expect high foreign direct investment in United States markets and real estate assets to continue. Further, the assistance provided by governmental support programs and commitments is expected to support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe that innovative funding options and quicker closing timelines from the Manager allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to inflation, interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of the Manager to acquire new investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

The U.S. saw inflation rise to over nine percent (9%) in June 2022, the highest since 1981, before moderating to six and a half percent (6.5%) in December 2022, according to the U.S. Bureau of Labor Statistics. In response, the Federal Reserve implemented the largest interest rate increases since 1994, ending nearly four decades of declining, near-zero rates. These rate hikes drove mortgage rates to their highest levels in 14 years, which we believe contributed to a decline in home purchasing, particularly among millennials reliant on debt, and may have increased demand for rentals.

Results of Operations

The following table sets forth key components of our results of operations for the six months ended June 30, 2024 and June 30, 2023

	Six months ended June 30,
Category	2024	2023
Rental income	$273,813	$301,924
Management fee	11,924	14,127
Repairs & maintenance	35,998	57,190
Insurance	28,309	15,375
Professional Fee	31,450	43,604
Real estate taxes	36,972	34,349
Depreciation expense	152,523	152,287
Interest expense	519,061	404,012
Utilities	6,234	3,125
Net Operating Income (Loss) before Income Taxes	(548,658)	(422,145)
Other income (expense)	24,889	-
Provision for Income Taxes	(8,565)	-
Total Income (Loss)	$(532,334)	$(422,145)

Revenues

Revenues are generated at the Series level. Each Series generates revenue through rental income earned from its underlying Property. Rental revenues consist of rental amounts collected under the lease agreements related to each Series’ Property, net of any concessions and uncollectible amounts. Each Series enters into a lease agreement with its tenants. We expect each lease agreement to have a term of one year, and in certain cases may extend to a month-to-month lease, and we expect to enter into new lease agreements with one-year terms as well.

The Series generated rental revenues for the six months ended June 30, 2024 and June 30, 2023, of $273,813 and $301,924, respectively. The following table summarizes the rental income by Series:

	Six months ended June 30,
Category	2024	2023
Landa Series 24 Ditmars Street	$64,500	$63,270
Landa Series 132 Cornelia Street	55,500	54,015
Landa Series 368 Irwin Street NE	19,075	51,003
Landa Series 996 Greenwood Avenue NE	21,419	25,075
Landa Series 1363 Hancock Street	90,786	85,547
Landa Series 6696 Mableton Parkway SE	22,533	23,014
	$273,813	$301,924

	Six months ended June 30,
Other Income*	2024	2023
Landa Series 24 Ditmars Street	$10,699	$-
Landa Series 132 Cornelia Street	8,750	-
Landa Series 368 Irwin Street NE	2,425	-
Landa Series 996 Greenwood Avenue NE	(675)	-
Landa Series 1363 Hancock Street	700	-
Landa Series 6696 Mableton Parkway SE	2,990	-
	$24,889	$-

* Other Income consists of Release of Security deposit

Operating Expenses

The Operating Expenses incurred by each Series prior to such Series acquiring title to its underlying Property from Landa Properties are paid by the Manager. For more information about the Operating Expenses of the Series and the Properties, please see “Description of our Business – Operating Expenses” of our Offering Circular, which can be found here and is incorporated herein by reference.

Each Series is responsible for its own Operating Expenses after acquiring title to its underlying Property. If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest on that loan at a rate to be determined solely by the Manager, but which will be no greater than 7%.

For the six months ended June 30, 2024 and June 30, 2023, the Series incurred a total aggregate of $303,410 and $320,057 in Operating Expenses (calculated on a combined basis), respectively.

The following table summarizes the Operating Expenses by category:

	Six months ended June 30,
Category	2024	2023
Management fee	$11,924	$14,127
Professional fees	31,450	43,604
Repairs & maintenance	35,998	57,190
Insurance	28,309	15,375
Real estate taxes	36,972	34,349
Depreciation expense	152,523	152,287
Utilities	6,234	3,125
Total Operating Expenses	$303,410	$320,057

The following table summarizes the Operating Expenses for each Series:

	Six months ended June 30,
Category	2024	2023
App 3	$-	$-
Landa Series 24 Ditmars Street	47,963	52,946
Landa Series 132 Cornelia Street	48,054	45,456
Landa Series 368 Irwin Street NE	30,468	38,515
Landa Series 996 Greenwood Avenue NE	80,430	80,273
Landa Series 1363 Hancock Street	78,928	83,089
Landa Series 6696 Mableton Parkway SE	17,567	19,778
Total Operating Expenses	$303,410	$320,057

Interest Expense

The table below summarizes Interest Expense for each Series and for the Company. Note, the Interest Expense for each Series represents interest accrued on the Acquisition Notes (as defined herein) issued by each Series to the Manager to finance 100% of the costs associated with the acquisition of each Property. The Interest Expense for the Company represents interest accrued on the Bridge Notes (as defined herein) issued by the Company to certain third party lenders in order to refinance prior debt that was attributable to each Property at the time title was transferred to each Series from Landa Properties. Interest Expenses on the Bridge Notes are not attributable to any Series, rather, such amounts are attributable to the Company and will be paid for by the Manager.

	Six months ended June 30,
Category	2024	2023
Landa App 3	$447,884	$297,985
Landa Series 24 Ditmars Street	6,675	17,030
Landa Series 132 Cornelia Street	10,453	19,094
Landa Series 368 Irwin Street NE	-	4,043
Landa Series 996 Greenwood Avenue NE	35,732	37,076
Landa Series 1363 Hancock Street	18,317	28,784
Landa Series 6696 Mableton Parkway SE	-	-
Total Interest Expenses	$519,061	$404,012

Net Income (Loss)

As a result of the cumulative effect of the foregoing factors, for the six months ended June 30, 2024 and June 30, 2023, we generated aggregate net losses of $528,143 and $422,145, respectively. For the six months ended June 30, 2024 and June 30, 2023, $390,507 and $297,985, respectively, is interest expense incurred by the Company for the Bridge Notes (as described above) and is not attributable to the individual series. The following table summarizes net income (loss) for each Series:

	Six months ended June 30,
Category	2024	2023
Landa App 3	$(447,884)	$(297,985)
Landa Series 24 Ditmars Street	15,421	(6,706)
Landa Series 132 Cornelia Street	(4,307)	(10,535)
Landa Series 368 Irwin Street NE	(8,968)	8,445
Landa Series 996 Greenwood Avenue NE	(95,418)	(92,274)
Landa Series 1363 Hancock Street	(5,759)	(26,326)
Landa Series 6696 Mableton Parkway SE	5,967	3,236
Total Net Income (Loss)	$(532,334)	$(422,145)

Liquidity and Capital Resources

The Company commenced operations on June 24, 2022. Upon the commencement of operations, the Company incurred and is expected to continue to incur significant additional expenses and will remain dependent on additional capital resources (including from the Manager). Until such time as a Series has the capacity to generate cash flows from operations, it may seek additional capital, including from the Manager. See Note 2 of the Company’s Financial Statements incorporated by reference to the Offering Circular for more information.

Cash Balances

As of June 30, 2024, the Company itself had no cash or cash equivalents on hand. Cash is held at the Series level. On a total combined basis, as of June 30, 2024 and June 30, 2023, the Series in the aggregate had $100,570 and $93,556 on hand, respectively. The following table summarizes the cash and restricted cash by Series:

Category	June 30, 2024	December 31, 2023
Landa Series 24 Ditmars Street	$32,376	$19,035
Landa Series 132 Cornelia Street	34,966	23,270
Landa Series 368 Irwin Street NE	2,123	11,127
Landa Series 996 Greenwood Avenue NE	5,087	1,550
Landa Series 1363 Hancock Street	497	17,844
Landa Series 6696 Mableton Parkway SE	25,521	20,730
Total Cash and Restricted Cash	$100,570	$93,556

The changes in cash and restricted cash were a result of ongoing operations, including rental income received and Property maintenance costs for each Series.

As explained in the Offering Circular, each Series will use substantially all of the net proceeds from its Offering to pay down a portion of the balance of its Acquisition Note owed to the Manager. For more information regarding the anticipated use of proceeds, see “Use of Proceeds” in the Offering Circular. Further, each Series will have certain Operating Expenses, which in the case of the Series will be regardless of whether it is able to raise substantial funds in its Offering. Lastly, each Series expects to use its capital resources to make certain payments to the Manager in connection with the management of its Property and costs incurred by the Manager in providing services to it.

For more information on each note please see Note 7, Related Party Transactions, in our financial statements.

Loans

Acquisition Note Payable

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series. The following table summarizes the outstanding amount of each Acquisition Note as of June 30, 2024:

Series	Principal Amount (1)	Annual Interest Rate	Loan Date (2)	Current Outstanding Amount (3)
Landa Series 24 Ditmars Street	$2,014,427	4.50%	06/28/2022	$266,195
Landa Series 132 Cornelia Street	1,901,367	4.50%	06/28/2022	421,857
Landa Series 368 Irwin Street NE	1,196,951	4.50%	06/28/2022	-
Landa Series 996 Greenwood Avenue NE	2,542,151	4.50%	06/28/2022	1,577,978
Landa Series 1363 Hancock Street	2,736,598	4.50%	06/28/2022	794,476
Landa Series 6696 Mableton Parkway SE	505,527	4.50%	06/28/2022	-
	$10,897,021			$3,060,506

(1)	The principal amount is due and payable by the Series within 30 days after the demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

Bridge Notes

Upon the maturity of the previous Bridge Notes, the Company refinanced the existing debt by entering into new senior secured notes with certain third-party lenders, (collectively, the "Notes"). The principal amounts and associated interest for each Note are not attributable to any individual Series. Rather, such amounts are attributable to the Company and will be paid by the Manager; neither the Company nor any Series will be required to reimburse the Manager for interest payments or principal amounts on these Notes. The Notes are collateralized by the Property underlying the respective Series.

The following table summarizes the outstanding amount of each Bridge Note as of June 30, 2024.

Property	Principal Amount	Annual Interest Rate	Maturity Date	Current Outstanding Balance
24 Ditmars Street	$1,277,500	8.99%	09/01/2024	$1,277,500
132 Cornelia Street	1,256,250	8.99%	09/01/2024	1,256,250
368 Irwin Street NE	810,000	8.99%	10/01/2024	810,000
996 Greenwood Avenue NE	1,070,000	11.50%	07/01/2026	1,070,000
1363 Hancock Street	1,300,000	11.50%	06/14/2026	1,300,000
6696 Mableton Parkway SE*	$341,250	11.50%	06/01/2024	$341,250

*The Properties refinanced their existing bridge notes. See the table under “Recent Developments” of this Semi Annual reports for more information on the refinance.

(1) As of the date of this filing, 132 Cornelia Street, Brooklyn, NY & 24 Ditmars Street, NY have matured bridge loans and the Manager is in the process of refinancing them. If the refinance processes are not completed in a timely manner, the properties will face foreclosure risk. See risk factors included in our Offering Circular filed with SEC here.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the periods presented, and does not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

For further information regarding “Related Party Arrangements,” please see Note 3, Summary of Significant Accounting Policies, in our financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective June 24, 2022.

We determine revenue recognition through the following steps:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

Manager Compensation

The Manager will receive certain fees and expense reimbursements pursuant to the Management Agreement for certain services to the Series and the Properties underlying each Series, as set forth in the Offering Circular. Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the Shares. The fees and expense reimbursements include:

Monthly Management Fee: Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property.

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property.

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property.

Special Servicing of Non-Performing Properties & Liquidation: Each Series will reimburse the Manager for any out-of-pocket expenses in connection with the special servicing of non-performing Properties and the liquidation of Properties.

Interest in standing cash: The manager shall be entitled to receive interest payments from the banking partner with respect to the standing cash balances

Loans for Operations – Manager or its affiliates: The Manager or its affiliates may provide loans to the Series following its offering, which will be used, among other things, to refinance any borrowings relating to its Property or, in the event a Series incurs a significant unforeseeable expense or vacancy, to be used by such Series to cover its debt obligations or other liabilities. In the case that the Manager provides a loan to a Series (other than the Acquisition Note), the Series will be obligated to pay interest no greater than seven percent (7%) on that loan at a rate to be determined solely by the Manager.

ACH Transfer Fees: Investors may select between same-day ACH or standard ACH transfer timing. If an investor selects standard ACH transfer timing (3-5 business days), the Manager will pay all ACH fees on behalf of the investor. If an investor chooses same-day ACH, the Manager may charge a fee of up to $1.99 for such ACH transfer.

For more information about the fees payable to the Manager, please see “Description of our Business—Our Manager—Manager Compensation” of our Offering Circular, which can be found here and is incorporated herein by reference.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earnings (Loss) / Income per Membership Interest

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirements of ASC Topic 260, Earnings per Share. For each Series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding interests in that particular Series during the year.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain not-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this standard as of January 1, 2022. The adoption of this standard did not impact the Company's financial reporting and disclosure as all of the Company’s leases are twelve months or less and have no escalations in rental income.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective January 1, 2023 utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company's financial statements, but did change how the allowance for credit losses is determined.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact of this accounting standard on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined and combining financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Subsequent Events

For further information regarding “Subsequent Events”, please see Note 11, Subsequent Events, in our financial statements below.

Item 2. Other Information

None.

Item 3. Financial Statements

Index to the Unaudited Financial Statements of Landa App 3 LLC
Combined and Combining Balance Sheets as of June 30, 2024 (unaudited) and December 31, 2023	F-1
Combined and Combining Statements of Comprehensive Income (Loss) for the six months ended June 30, 2023 and for the period from June 24, 2022 (inception) through June 30, 2022 (unaudited)	F-3
Combined and Combining Statement of Members’ Equity for the six months ended June 30, 2024 and for the period from June 30, 2023 (inception) through June 30, 2024 (unaudited)	F-5
Combined and Combining Statements of Cash Flows for the six months ended June 30, 2024 and for the period from June 30, 2023 (inception) through June 30, 2024 (unaudited)	F-7
Notes to the Financial Statements (unaudited)	F-9

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEET

AS OF JUNE 2024 AND DECEMBER 2023

	Landa App 3 LLC		Landa Series 24 Ditmars Street		Landa Series 132 Cornelia Street		Landa Series 368 Irwin Street NE
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Current assets
Cash & restricted cash	$-	$-	$32,376	$19,035	$34,966	$23,270	$2,123	$11,127
Accounts receivable	-	-	8,950	-	-	-	15,000	-
Loan fees	16,001	20,608	-	-	-	-	-	-
Due from related party	5,076,342	5,376,226	10,360	10,360	-	-	36,479	36,479
Total current assets	5,092,343	5,396,834	51,686	29,395	34,966	23,270	53,602	47,606

Property and equipment, net	-	-	1,860,360	1,889,118	1,710,144	1,736,579	1,090,035	1,106,891
Total assets	$5,092,343	$5,396,834	$1,912,046	$1,918,513	$1,745,110	$1,759,849	$1,143,637	$1,154,497

Liabilities and members’ equity (deficit)
Current liabilities
Due to related party	$386,149	$390,756	$19,948	$34,704	$5,749	$26,874	$13,873	$9,474
Prepaid rent	-	-	3,350	-	-	-	-	-
Other liabilities	44,477	44,477	9,402	4,262	5,698	4,262	4,262	4,262
Security deposit	-	-	10,475	13,819	6,165	6,165	4,200	8,700
Bridge note payable	6,055,000	5,907,000	-	-	-	-	-	-
Total current liabilities	6,485,626	6,342,233	43,175	52,785	17,612	37,301	22,335	22,436

Acquisition note payable	-	-	266,026	379,548	421,857	509,591	(60)	-
Total liabilities	6,485,626	6,342,233	309,201	432,333	439,469	546,892	22,275	22,436

Members’ equity (deficit)	(1,393,283)	(945,399)	1,602,845	1,486,180	1,305,641	1,212,957	1,121,362	1,132,061

Total liabilities and members’ equity	$5,092,343	$5,396,834	$1,912,046	$1,918,513	$1,745,110	$1,759,849	$1,143,637	$1,154,497

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEET

AS OF JUNE 2024 AND DECEMBER 2023

(CONTINUED)

	Landa Series 996 Greenwood Avenue NE		Landa Series 1363 Hancock Street		Landa Series 6696 Mableton Parkway SE		Total Combined Balance Sheet
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Current assets
Cash	$5,087	$1,550	$497	$17,844	$25,521	$20,730	$100,570	$93,556
Accounts receivable	7,197	-	22,673	-	4,847	1,985	58,667	1,985
Loan fee	-	-	-	-	-	-	16,001	20,608
Due from related party	-	-	14,442	14,442	24,565	24,565	5,162,188	5,462,072
Total current assets	12,284	1,550	37,612	32,286	54,933	47,280	5,337,426	5,578,221

Investments in single-family residential properties	2,061,385	2,097,181	2,488,036	2,526,553	461,804	467,966	9,671,764	9,824,288
Total assets	$2,073,669	$2,098,731	$2,525,648	$2,558,839	$516,737	$515,246	$15,009,190	$15,402,509

Liabilities and members’ equity (deficit)
Current liabilities
Due to related party	$253,242	$185,423	$5,264	$29,429	$4,504	$776	$688,729	$677,436
Prepaid rent	-	-	2,300	3,500	-	-	5,650	3,500
Other liabilities	4,263	4,263	4,262	4,262	30,333	28,344	102,697	94,132
Security deposit	4,700	4,025	12,660	13,360	3,095	6,085	41,295	52,154
Bridge note payable	-	-	-	-	-	-	6,055,000	5,907,000
Total current liabilities	262,205	193,711	24,486	50,551	37,932	35,205	6,893,371	6,734,222

Acquisition note payable	1,578,466	1,621,558	794,476	890,297	(259)	-	3,060,506	3,400,994
Total liabilities	1,840,671	1,815,269	818,962	940,848	37,673	35,205	9,953,877	10,135,216

Members’ equity (deficit)	232,998	283,462	1,706,686	1,617,991	479,064	480,041	5,055,313	5,267,293

Total liabilities and members’ equity	$2,073,669	$2,098,731	$2,525,648	$2,558,839	$516,737	$515,246	$15,009,190	$15,402,509

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 AND JUNE 30, 2023

	Landa App 3 LLC		Landa Series 24 Ditmars Street		Landa Series 132 Cornelia Street		Landa Series 368 Irwin Street NE
	Unaudited		Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$-	$-	$64,500	$63,270	$55,500	$54,015	$19,075	$51,003

Expenses
Management fee	-	-	2,778	2,815	2,774	2,548	326	2,811
Professional fees	-	-	5,833	7,233	5,833	7,233	5,833	7,412
Repairs & maintenance	-	-	5,490	8,553	2,520	4,513	-	4,502
Insurance	-	-	1,734	1,995	8,256	1,648	1,274	1,457
Real estate taxes	-	-	2,533	2,251	1,936	1,715	4,498	5,410
Depreciation expense	-	-	28,758	28,709	26,435	26,396	16,856	16,797
Utilities	-	-	837	1,390	300	1,403	1,681	126

Total expenses	-	-	47,963	52,946	48,054	45,456	30,468	38,515

Net operating income (loss)	-	-	16,537	10,324	7,446	8,559	(11,393)	12,488

Other expense
Interest expense	(447,884)	(297,985)	(6,675)	(17,030)	(10,453)	(19,094)	-	(4,043)
Other Income	-	-	10,699	-	8,750	-	2,425	-
Net income (loss) before income taxes	(447,884)	(297,985)	20,561	(6,706)	5,743	(10,535)	(8,968)	8,445

Provision for income taxes	-	-	(5,140)	-	(1,436)	-	-	-

Net income (loss)	$(447,884)	$(297,985)	$15,421	$(6,706)	$4,307	$(10,535)	$(8,968)	$8,445

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 AND JUNE 30, 2023

(CONTINUED)

	Landa Series 996 Greenwood Avenue NE		Landa Series 1363 Hancock Street		Landa Series 6696 Mableton Parkway SE		Total Combining Statements of Operations
	Unaudited		Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$21,419	$25,075	$90,786	$85,547	$22,533	$23,014	$273,813	$301,924

Expenses
Management fee	1,241	1,550	3,231	3,020	1,574	1,383	11,924	14,127
Professional fees	6,833	7,260	5,833	7,233	5,833	7,233	35,998	43,604
Repairs & maintenance	8,848	13,169	11,451	24,953	-	1,500	28,309	57,190
Insurance	7,122	6,084	11,934)	3,494	1,130	697	31,450	15,375
Real estate taxes	17,975	16,149	7,162	6,217	2,868	2,607	36,972	34,349
Depreciation expense	35,796	36,061	38,516	38,172	6,162	6,152	152,523	152,287
Utilities	2,615	-	801	-	-	206	6,234	3,125

Total expenses	80,430	80,273	78,928	83,089	17,567	19,778	303,410	320,057

Net operating income (loss)	(59,011)	(55,198)	11,858	2,458	4,966	3,236	(29,597)	(18,133)

Other expense
Interest expense	(35,732)	(37,076)	(18,317)	(28,784)	-	-	(519,061)	(404,012)
Other Income	675	-	700	-	2,990	-	24,889	-
Net income (loss) before income taxes	(95,418)	(92,274)	(5,759)	(26,326)	7,956	3,236	(523,769)	(422,145)

Provision for income taxes	-	-	-	-	(1,,989)	-	(8,565)	-

Net income (loss)	$(95,418)	$(92,274)	$(5,759)	$(26,326))	$5,967	$3,236	$(532,334)	$(422,145)

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF MEMBERS’ EQUITY (DEFICIT)

	Landa App 3 LLC	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Landa Series 368 Irwin Street NE	Landa Series 996 Greenwood Avenue NE	Landa Series 1363 Hancock Street	Landa Series 6696 Mableton Parkway SE	Total Combined Members' Equity
Balance at December 31, 2023	$(945,399)	$1,486,180	$1,212,957	$1,132,061	$283,462	$1,617,991	$480,041	$5,267,293

Proceeds from sales of membership interests	-	115,173	104,182	60	46,524	107,426	-	373,365

Distributions	-	(13,929)	(15,805)	(1,791)	(1,570)	(12,972)	(6,945)	(53,012)

Net income (loss)	(447,884)	15,421	4,307	(8,968)	(95,418)	(5,759)	5,967	(532,334)

Balance at June 30, 2024 (unaudited)	$(1,393,283)	$1,602,845	$1,305,641	$1,121,362	$232,998	$1,706,686	$479,063	$5,055,312

	Landa App 3 LLC	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Landa Series 368 Irwin Street NE	Landa Series 996 Greenwood Avenue NE	Landa Series 1363 Hancock Street	Landa Series 6696 Mableton Parkway SE	Total Combined Members' Equity
Balance at December 31, 2022	$(244,309)	$908,481	$825,096	$728,713	$308,832	$953,461	$496,450	$3,976,724

Proceeds from sales of membership interests	-	373,901	230,994	324,801	112,193	423,970	-	1,465,859

Distributions	-	(49,622)	(44,132)	(27,363)	(2,289)	(57,863)	(12,433)	(193,702)

Net income (loss)	(297,985)	(6,706)	(10,535)	8,445	(92,274)	(26,326)	3,236	(422,145)

Balance at June 30, 2023 (unaudited)	$(542,294)	$1,226,054	$1,001,423	$1,034,596	$326,462	$1,293,242	$487,253	$4,826,736

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 AND JUNE 30, 2023

	Landa App 3 LLC		Landa Series 24 Ditmars Street		Landa Series 132 Cornelia Street		Landa Series 368 Irwin Street NE
	Unaudited		Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(447,884)	$(297,985)	$15,421	$(6,706)	$4,307	$(10,535)	$8,968	$8,445
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	-	-	28,758	28,709	26,435	26,396	16,856	16,797
Changes in assets and liabilities:
Restricted cash	-	-	-	2,995	-	-	-	(2,350)
Accounts receivable	-	-	(8,950)	-	-	-	(15,000)	(6,125)
Due from related party	299,884	297,985	-	30,497	-	24,126	-	(2,212)
Other assets	-	-	-	7,312	-	7,233	-	12,643
Due to related party	-	-	(14,756)	-	(21,125)	-	4,399	-
Prepaid rent	-	-	3,350	-	-	-	-	1,423
Other current liabilities	-	-	1,423	-	1,436	-	-	-
Security deposit	-	-	(3,344)	-	-	(3,000)	(4,500)	4,275
Net cash provided by (used in) operating activities	(148,000)	-	25,619	62,807	11,053	44,220	(7,213)	32,896

Cash flows from investing activities:
Acquisition of property	-	-	-	-	-	-	-	-
Additions to buildings and improvements	-	-	-	-	-	-	-	-
Net cash used in investing activites	-	-	-	-	-	-	-	-

Cash flows from financing activities:
Proceeds from sales of membership interests	-	-	115,173	373,901	104,182	230,994	60	324,801
Distributions	-	-	(13,929)	(49,622)	(15,805)	(44,132)	(1,791)	(27,363)
Repayment of acquisition note, related party	148,000	-	(113,522)	-	(87,734)	-	(60)	-
Proceeds from mortgage payable	-	-	-	(377,641)	-	(232,521)	-	(331,175)
Net cash provided by (used in) financing activities	148,000	-	(12,278)	(53,362)	643	(45,659)	(1,791)	(33,737)

Net change in cash	-	-	13,341	9,445	11,696	(1,439)	(9,004)	(841)
Cash at beginning of period	-	-	5,216	36,068	17,105	32,491	2,427	15,027
Cash at end of period	-	-	$18,557	$45,513	$28,801	$31,052	$(6,577)	$14,186

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 AND JUNE 30, 2023

(CONTINUED)

	Landa Series 996 Greenwood Avenue NE		Landa Series 1363 Hancock Street		Landa Series 6696 Mableton Parkway SE		Total Combined Statements of Cash Flows
	Unaudited		Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(95,418)	$(92,274)	$(5,759)	$(26,326)	$5,967	$3,236	$(532,334)	$(422,145)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	35,796	36,061	38,517	38,172	6,162	6,152	152,524	152,287
Changes in assets and liabilities:
Restricted cash	-	4,700	350	3,350	-	(410)	350	8,285
Accounts receivable	(7,197)	-	(22,673)	(11,700)	(2,862)	1,985	(56,682)	(15,840)
Due from related party	-	72,973	-	-	-	(2,679)	299,884	295,306
Other assets	-	23,382	-	7,233	-	-	-	-
Due to related party	67,819	-	(24,165)	45,385	3,728	-	15,900	170,769
Prepaid rent	-	-	(1,200)	2,200	-	-	2,150	3,623
Other current liabilities	-	-	-	-	1,989	9,942	8,565	67,745
Security deposit	675	-	(700)	3,050	(2,990)	410	(10,859)	4,735
Net cash provided by (used in) operating activities	1,675	44,842	15,630	61,364	11,994	18,636	(120,502)	264,765

Cash flows from investing activities:
Acquisition of property	-	(41,367)	-	-	-	-	-	(41,367)
Additions to buildings and improvements	-	-	-	-	-	-	-	-
Net cash used in investing activites	-	(41,367)	-	-	-	-	-	(41,367)

Cash flows from financing activities:
Proceeds from sales of membership interests	46,524	112,193	107,426	423,970	-	-	373,365	1,465,859
Distributions	(1,570)	(2,289)	(12,972)	(57,863)	(6,945)	(12,433)	(53,012)	(193,702)
Repayment of acquisition note, related party	(43,092)	-	95,821	-	(259)	-	(192,488)	(1,480,034)
Proceeds from mortgage payable	-	(113,727)	-	(424,970)	-	-	-	-
Net cash provided by (used in) financing activities	1,862	(3,823)	(1,367)	(58,863)	(7,204)	(12,433)	127,865	(207,877)

Net change in cash	3,537	(348)	(16,997)	2,501	4,790	6,203	7,363	15,521
Cash at beginning of period		3,749	4,484	53,165	14,645	11,868	43,877	152,368
Cash at end of period	$3,537	$3,401	$(12,513)	$55,666	$19,435	$18,071	$51,240	$167,889

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION, NATURE OF ACTIVITIES

Landa App 3 LLC (“App 3”), is a Delaware series limited liability company organized in September 2021. App 3 is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating agreement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the manager for the real estate properties owned by App 3 and each underlying Series (as defined below).

Landa App 3 and its series (herein referred to as “the Company”) was formed to engage in the business of acquiring, managing and renting multi-family properties (each a “Property,” and collectively, the “Properties”). Landa Holdings, Inc. has created, and it is expected that Landa Holdings, Inc, will continue to create, separate series of interests registered under the Company (each a “Series,” and collectively, the “Series”). Each Property will be owned by a separate Series and the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation when it files its initial year Federal tax returns. Landa Holdings, Inc is the managing member and has controlling interest in the Company and each individual Series.

On September 28, 2021, the Company filed a Certificate of Formation with the Secretary of State of Delaware to register the Company as a limited liability company in the State of Delaware. Further, on January 7, 2022 the Company designated each of the following Series as a designated series in the State of Delaware: Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC, Landa App 3 LLC - 996 Greenwood Ave NE Atlanta GA LLC, and Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC; and on May 16, 2022, the Company designated each of the following Series as a designated series in the State of Delaware: Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC, Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC, and Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC.

The Series commenced operations on June 24, 2022. Subsequently, between July 8, 2022 and July 12, 2022, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded accordingly, at their carryover basis.

The Form 1-A POS filed on June 22, 2023 and qualified with the Securities Exchange Commission (SEC) on June 27, 2023 included an Audit Opinion from a previous Auditor on the balance sheet as December 31, 2023, which is incorporated by reference hereto and a copy of which may be found here.

2. GOING CONCERN

The accompanying combined and combining financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The combined and combining financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for public entities.

The combined and combining financial statements of Landa App 3 LLC and each of the Series are being presented on a combined basis, in accordance with U.S. GAAP (ASC 810, Consolidation) due to common control by Landa Holdings, Inc., in its capacity as managing member to the Company and each Series.

The combined and combining financial statements include the six (6) multi-family properties located in the Atlanta metropolitan area in the state of Georgia and in the borough of Brooklyn in New York City, New York. Each Property was acquired by each respective Series, as set forth in the table below:

Series Name	Series Inception Date	Acquisition Date
Landa Series 24 Ditmars Street	January 7, 2022	July 11, 2022
Landa Series 132 Cornelia Street	May 16, 2022	July 11, 2022
Landa Series 368 Irwin Street NE	May 16, 2022	July 8, 2022
Landa Series 996 Greenwood Avenue NE	January 7, 2022	July 8, 2022
Landa Series 1363 Hancock Street	May 16, 2022	July 11, 2022
Landa Series 6696 Mableton Parkway SE	January 7, 2022	July 8, 2022

Principles of Combination

The combined and combining financial statements include the accounts of Landa App 3 LLC and each series listed in the table above. All inter-company transactions and balances have been eliminated in the combined and combining financial statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined and combining financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and combining financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these combined and combining financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Restricted Cash

Each Series held the following amount of restricted cash as of June 30, 2024.

Category	June 30, 2024	December 31, 2023
Landa Series 24 Ditmars Street	$32,376	$19,035
Landa Series 132 Cornelia Street	34,966	23,270
Landa Series 368 Irwin Street NE	2,123	11,127
Landa Series 996 Greenwood Avenue NE	5,087	1,550
Landa Series 1363 Hancock Street	497	17,844
Landa Series 6696 Mableton Parkway SE	25,521	20,730
Total Cash and Restricted Cash	$100,570	$93,556

Restricted cash is made up of security deposits.

As a matter of performing its duties, the Manager, at times, will collect and hold cash on behalf of the Series.

Revenue

The Company adopted FASB ASC 606, Revenue form Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There are no cumulative impacts there were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenues are generated at the Series level. Rental revenue is generated from annual or month to month leases of the multi-family homes. The Company recognizes rental revenue on a monthly basis when earned.

Property Acquisitions

Upon acquisition from a third-party, the Company evaluates the acquired multi-family properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, the purchases of properties are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land and building.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

Acquired leases are generally short-term in nature (less than one year).

Property acquisitions from Landa Holdings, Inc are considered transactions between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

In July 2022, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements, and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to twenty-seven and one half (27.5) years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. The Company capitalizes expenditures above a pre-determined threshold that improve or extend the life of a property.

Impairment of Long Lived Assets

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if it’s carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2024.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. We intend for each series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial offering of interests of such series.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Organization and Offering Costs

The Manager will pay all costs incurred in connection with each Series’ organization, including, the Series’ registration fee and franchise tax in the states of Delaware, Georgia, and New York. In addition, the Manager will pay all costs incurred in connection with each Offering.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

	Six months ended June 30,
Category	2024	2023
Landa Series 24 Ditmars Street	$5,140	$-
Landa Series 132 Cornelia Street	1,436	-
Landa Series 368 Irwin Street NE	-	-
Landa Series 996 Greenwood Avenue NE	-	-
Landa Series 1363 Hancock Street	-	-
Landa Series 6696 Mableton Parkway SE	1,989	-
Total Provision for Income Taxes	$8,565	$-

4. RECENT ACCOUNTING STANDARDS

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain no-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

5. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

As of June 30, 2024, each of the Series’ significant financial instruments consist of cash and cash equivalents, and related party payables. The carrying amount of each of the Series’ financial instruments approximates their fair values due to their short-term nature.

6. INVESTMENTS IN MULTIFAMILY RENTAL PROPERTIES

The following table sets forth the net carrying amount associated with each Series’ Property by component as of June 30, 2024.

Series	Land	Building	Total property	Less: Accumulated depreciation	Property and equipment, net
Landa Series 24 Ditmars Street	$394,750	$1,581,711	$1,976,461	$116,101	$1,860,360
Landa Series 132 Cornelia Street	362,951	1,453,921	1,816,872	106,728	1,710,144
Landa Series 368 Irwin Street NE	230,961	927,092	1,158,053	68,018	1,090,035
Landa Series 996 Greenwood Avenue NE	229,366	1,968,790	2,198,156	136,771	2,061,385
Landa Series 1363 Hancock Street	524,859	2,118,381	2,643,240	155,204	2,488,036
Landa Series 6696 Mableton Parkway SE	147,788	338,892	486,680	24,876	461,804
	$1,890,675	$8,388,787	$10,279,462	$607,698	$9,671,764

For the six months ended June 30, 2024, each Series recognized the following in depreciation expense:

	Six months ended June 30,
Category	2024	2023
Landa Series 24 Ditmars Street	$28,758	$28,709
Landa Series 132 Cornelia Street	26,435	26,396
Landa Series 368 Irwin Street NE	16,856	16,797
Landa Series 996 Greenwood Avenue NE	35,796	36,061
Landa Series 1363 Hancock Street	38,516	38,172
Landa Series 6696 Mableton Parkway SE	6,162	6,152
Total Depreciation Expense	$152,523	$152,287

7. RELATED PARTY TRANSACTIONS

Landa Holdings Inc., as Manager

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series. The maturity date of the Acquisition Notes are five (5) years from the date of issuance. The interest expense related to the Acquisition Notes as of June 30, 2024 is $72,892.

The following table sets forth the net amounts as of June 30, 2024.

Series	Principal Amount (1)	Annual Interest Rate	Loan Date (2)	Current Outstanding Amount (3)
Landa Series 24 Ditmars Street	$2,014,427	4.50%	06/28/2022	$266,195
Landa Series 132 Cornelia Street	1,901,367	4.50%	06/28/2022	421,857
Landa Series 368 Irwin Street NE	1,196,951	4.50%	06/28/2022	-
Landa Series 996 Greenwood Avenue NE	2,542,151	4.50%	06/28/2022	1,577,978
Landa Series 1363 Hancock Street	2,736,598	4.50%	06/28/2022	794,476
Landa Series 6696 Mableton Parkway SE	505,527	4.50%	06/28/2022	-
	$10,897,021			$3,060,506

Due from (to) Related Party

The Manager will provide short term non-interest-bearing loans to the Series to be repaid from operating cash flow. The following table sets forth the net amounts as of June 30, 2024.

	Six months ended June 30,
Category	2024	2023
App3	$4,690,193	$4,985,470
Landa Series 24 Ditmars Street	(9,588)	(24,344)
Landa Series 132 Cornelia Street	(5,749)	(26,874)
Landa Series 368 Irwin Street NE	22,606	27,005
Landa Series 996 Greenwood Avenue NE	(253,242)	(185,423)
Landa Series 1363 Hancock Street	9,178	(14,986)
Landa Series 6696 Mableton Parkway SE	20,061	23,790
Total Due to (from) Related Party Loans	$4,473,459	$4,784,638

Management Fee

Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property. The following shows the amounts incurred from each Series for management fees:

	Six months ended June 30,
Category	2024	2023
Landa Series 24 Ditmars Street	$2,778	$2,815
Landa Series 132 Cornelia Street	2,774	2,548
Landa Series 368 Irwin Street NE	326	2,811
Landa Series 996 Greenwood Avenue NE	1,241	1,550
Landa Series 1363 Hancock Street	3,231	3,020
Landa Series 6696 Mableton Parkway SE	1,574	1,383
Total Management Fees	$11,924	$14,127

The Company notes that it has omitted the other forms of compensation paid to the Manager and/or its affiliates described herein due to the fact that such forms of compensation are not recurring.

8. BRIDGE NOTES PAYABLE

In August 2022, the Company issued six (6) senior secured bridge notes to certain third-party lenders in order to refinance prior debt that was attributable to each Property at the time title was transferred to each Series from Landa Properties (collectively the “Bridge Notes”). The principal amounts and associated interest for each Bride Note are not attributable to any individual Series. Rather, such amounts are attributable to the Company and will be paid for by the Manager; neither the Company nor any Series will be required to reimburse the Manager for interest payments or principal amounts on the Bridge Notes. The Bridge Notes are collateralized by the Property underlying the respective Series. The Bridge Notes were entered into pursuant to the terms of the Master Agreement.details of the loans can be found under the table “Recent Developments”.

The following table sets forth the terms and the net amounts of the Bridge Notes as of June 30, 2024. Interest expense for the Bridge Notes for the six months ended June 30, 2024 totaled $447,884 and was paid by the Manager and included in the due to related party balance. The following table sets forth the terms and the net amounts as of June 30, 2024.

Lender	Property	Principal Amount	Annual Interest Rate	Maturity Date	Current Outstanding Balance
Conventus	24 Ditmars Street (1)	$1,277,500	8.99%	09/01/2024	$1,277,500
Conventus	132 Cornelia Street (1)	1,256,250	8.99%	09/01/2024	1,256,250
Conventus	368 Irwin Street NE	810,000	8.99%	10/01/2024	810,000
RBI Mortgages, LLC	996 Greenwood Avenue NE	1,070,000	11.50%	07/01/2026	1,070,000
RBI Mortgages, LLC	1363 Hancock Street	1,300,000	11.50%	06/14/2026	1,300,000
Landa Holdings INC	6696 Mableton Parkway SE*	341,250	11.50%	06/01/2024	341,250
	Total Bridge Note Payable	$6,055,000			$6,055,000

*The Properties refinanced their existing bridge notes.
*See the table under “Recent Developments” of this Semi Annual reports for more information on the refinance.
(1) As of the date of this filing, 132 Cornelia Street, Brooklyn, NY & 24 Ditmars Street, NY have matured bridge loans and the Manager is in the process of refinancing them. If the refinance processes are not completed in a timely manner, the properties will face foreclosure risk. See risk factors included in our Offering Circular filed with SEC here.

9. MEMBER’S EQUITY

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions monthly. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

As of June 30, 2024, the Series raised on its public Offerings net proceeds of $6,047,451 and five series remained open and one closed. An “Open” Series is defined as a series that has not sold out its primary offering. A “Closed” Series has sold 100% of its offerings.

The following is a summary of the public offerings by each Series:

	June 30, 2024
Series	# of memberships issued	Net proceeds from the issuance of membership interests
Landa Series 24 Ditmars Street	5,752	$115,173
Landa Series 132 Cornelia Street	5,392	104,182
Landa Series 368 Irwin Street NE	-	60
Landa Series 996 Greenwood Avenue NE	1,836	46,524
Landa Series 1363 Hancock Street	4,085	107,426
Landa Series 6696 Mableton Parkway SE	-	-
	17,065	$373,365

	June 30, 2023
Series	# of memberships issued	Net proceeds from the issuance of membership interests
Landa Series 24 Ditmars Street	66,907	$1,347,793
Landa Series 132 Cornelia Street	58,641	1,114,979
Landa Series 368 Irwin Street NE	90,862	1,087,574
Landa Series 996 Greenwood Avenue NE	21,248	540,160
Landa Series 1363 Hancock Street	53,037	1,451,418
Landa Series 6696 Mableton Parkway SE	100,000	505,527
	390,695	$6,047,451

Distributions

For the six months ended June 30, 2024, the Series made distributions to investors of the respective Series totaling $53,012, which were recorded as a reduction to members’ equity.

The following is a summary of distributions by each Series for the year ended June 30, 2024:

	Six months ended June 30,
Series	2024	2023
Landa Series 24 Ditmars Street	13,929	$49,622
Landa Series 132 Cornelia Street	15,805	44,132
Landa Series 368 Irwin Street NE	1,791	27,363
Landa Series 996 Greenwood Avenue NE	1,570	2,289
Landa Series 1363 Hancock Street	12,972	57,863
Landa Series 6696 Mableton Parkway SE	6,945	12,433
Total Distributions	53,012	$193,702

10. COMMITMENTS AND CONTINGENCIES

Redemption Plan

Under the redemption plan adopted by the Company, Shareholders may, during the offering period and on a monthly basis, request that the Company redeem some or all of their Shares. Subject to the limitations described herein, the Company will redeem Shares on or before the date that is 30 days after the end of the month in which the applicable redemption request was received.

Under the redemption plan adopted by the Company, Shareholders are given the opportunity to redeem a portion or all of their Shares during the offering period. However, the Company intends to limit the aggregate number of Shares that may be redeemed during any month to 1% of the weighted average number of Total Shares outstanding during the prior calendar month.

The Redemption Plan for each Series will only be available till the offering of the same remains open to the investors. Shareholders will not have the opportunity to redeem their shares once the offering for the same series is closed.

The secondary market for the shares of a series will emerge on the Platform once the offering for the same closes. However, in the event a secondary market for the Shares develops, the Company expects that it will terminate its redemption plan immediately.

Redemption Price: The redemption price will be 95% of the purchase price, less any dividend that was distributed. For example, for investor that purchase one share at the value of $10, and received $1 in distributions, their redemption price will be $10*0.95 - $1 = $8.50

The Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice and for any reason or no reason.

As of June 30, 2024, no redemption or redemption requests were made.

For more information on the share redemption plan, please see the “Redemption Plan” in the Company’s most recent offering circular, which may be found here.

Legal Proceedings

There are no legal proceedings material to the Company’s business or financial condition pending and management is not aware of any legal proceedings contemplated or threatened. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of its business. Although the Company is unable to predict with certainty the eventual outcome of any such litigation, management is not aware of any litigation likely to occur that would have a material adverse effect on the financial condition or results of operations of the Company.

11. SUBSEQUENT EVENTS

The Company has evaluated events that occur after the balance sheet date through the date the unaudited financial statements are available to be issued. Management has evaluated events through September 30, 2024, the date these unaudited financial statements were available to be issued. All significant events of the Series following the date of this report, including dividend payments, lease renewals, vacancies and defaults, have been disclosed under “Recent Developments” above.

Item 4. Exhibit Index

Exhibit No.	Exhibit Description
2.1	Certificate of Formation of Landa App 3 LLC(1)
2.2	Limited Liability Company Operating Agreement of Landa App 3 LLC(1)
3.1	Series Designation of Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC(1)
3.2	Series Designation of Landa App 3 LLC - 996 Greenwood Ave NE Atlanta GA LLC(1)
3.3	Series Designation of Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC(1)
3.4	Series Designation of Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC(2)
3.5	Series Designation of Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC(2)
3.6	Series Designation of Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC(2)
4.1	Form of Subscription Agreement(1)
6.1	Form of Management Agreement(2)
6.2	Broker Dealer Services Agreement by and between Dalmore Group, LLC and Landa App 3 LLC(1)
6.3	Landa Mobile App License Agreement(1)
6.4	Form of Promissory Note, by and between Landa Holdings, Inc. and a Landa App 3 Series (Acquisition Note) (see “Description of the Properties – Loans” of this Form 1-A for a schedule of certain material business terms of each Promissory Note with respect to each Series)(1)
6.5	Form of NY Lease Agreement (see “Description of the Properties” of this Form 1-A for a schedule of certain material business terms of each lease with respect to each Series that owns Property in New York)(2)
6.6	Form of GA Lease Agreement (see “Description of the Properties” of this Form 1-A for a schedule of certain material business terms of each lease with respect to each Series that owns Property in Georgia) (2)
6.7	PPEX ATS Company Agreement, by and among North Capital Private Securities Corporation, Landa App 3 LLC and each of the Series set forth therein(1)
6.8	Letter Agreement between Dalmore Group, LLC and Landa Holdings, Inc. (3)
6.9	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit A(4)
6.10	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit B(5)
6.11	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit C(5)
6.12	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit D(4)
6.13	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Garden Unit(5)
6.14	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Unit 1F(4)
6.15	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Unit 1R(4)
6.16	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Unit 2R(4)
6.17	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Unit 3PH(4)
6.18	Lease Agreement for 996 Greenwood Avenue NE, Atlanta, Georgia 30306 Unit 9(4)
6.19	Lease Agreement for 996 Greenwood Avenue NE, Atlanta, Georgia 30306 Unit 10(4)
6.20	Lease Agreement for 996 Greenwood Avenue NE, Atlanta, Georgia 30306 Unit 11(4)
6.21	Lease Agreement for 132 Cornelia Street, Brooklyn NY 11221 Unit 1(4)
6.22	Lease Agreement for 132 Cornelia Street, Brooklyn NY 11221 Unit 2(4)
6.23	Lease Agreement for 132 Cornelia Street, Brooklyn NY 11221 Unit 3(4)
6.24	Lease Agreement for 24 Ditmars Street, Brooklyn NY 11221 Unit 1(4)
6.25	Lease Agreement for 24 Ditmars Street, Brooklyn NY 11221 Unit 2(4)
6.26	Lease Agreement for 24 Ditmars Street, Brooklyn NY 11221 Unit 3(4)

(1)	Incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A filed on March 2, 2022
(2)	Incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A/A filed on May 23, 2022
(3)	Incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on January 12, 2023
(4)	Incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-K filed on April 28, 2023
(5)	Incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on June 5, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landa App 3 LLC

By:	Landa Holdings, Inc., its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer

Date: September 30, 2024

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	September 30, 2024
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Sagiv Korenfeld Amar	Director of Finance of Landa Holdings, Inc.	September 30, 2024
Sagiv Korenfeld Amar	(Principal Financial Officer and Principal Accounting Officer)